

May 6, 2014

<u>Via E-Mail</u>
Mr. Robert J. Saltiel
Atwood Oceanics, Inc.
President and Chief Executive Officer
15835 Park Ten Place Drive
Houston, Texas 77084

      Re: Atwood Oceanics, Inc.
              Form 10-K for the Fiscal Year ended September 30, 2012
              Filed November 19, 2012
              File No. 1-13167

Dear Mr. Saltiel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief